

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

John Dunn
Chief Executive Officer
Passionate Pet, Inc.
18871 Teller Ave.
Irvine, CA 92012

> **Re: Passionate Pet, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 18, 2011**
> **File No. 333-171041**

Dear Mr. Dunn:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Prospectus Summary, page 5

1. We note your response to comment four in our letter dated January 5, 2011, however it does not appear that you responded fully to that comment. Please briefly explain how the fact that your shares currently are not traded on any market or exchange impacts share liquidity.

Management's Discussion and Analysis of Financial Condition an Result of Operations, page 18

2. We note your response to comment 18 in our letter dated January 5, 2011 that you have not identified the parties with whom you intend to develop strategic relationships. Please include this disclosure in your filing.

Interest of Management and Others in Certain Transactions, page 32

3. We note your response to comment 21 in our letter dated January 5, 2011. Please disclose the September 2010 exchange agreement and issuance of stock to Mr. Dunn or tell us the basis for determining that this disclosure is not required.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 32

4. We note your disclosure here and in Item 14 regarding the indemnification of your officers and directors provided for in your Articles of Incorporation, however it does not appear that indemnification is addressed in your Articles of Incorporation. Please revise these discussions accordingly.

Description of Securities to Be Registered, page 33

5. We note your statement that all "shares when issued will be fully paid and non-assessable." This is a legal conclusion that you are not qualified to make. Please either attribute this statement to your counsel and clarify the shares to which you are referring, or remove this statement.

Outside Back Cover Page of Prospectus

6. Please include the disclosure required by Item 502(b) of Regulation S-K.

Part II – Information Not Required in Prospectus, page II-1

Item 13. Other Expenses of Issuance and Distribution, page II-1

7. Please provide a breakdown of the legal fees and expenses.

Item 15. Recent Sales of Unregistered Securities, page II-1

8. Please disclose the value of the 210,000 shares of common stock of Passionate Pet, Inc. (CA) that you received in consideration for the 210,000 shares of your common stock that you issued on September 30, 2010. In addition, please correct the number of preferred shares that you are authorized to issue in the first sentence of the third paragraph of this section.

Item 17. Undertakings, page II-3

    9. Please also include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

       Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720, with any questions.

                      Sincerely,

                      /s/ Lilyanna L. Peyser for

                      H. Christopher Owings
                      Assistant Director

cc: Gilbert Carreon, Esq.